UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of April

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion Richard Trevillion Chief Executive Officer Dated: April 19, 2007

For Immediate Release	19 April 2007

BioProgress plc

(“BioProgress”, the “Company” or the “Group”)

Preliminary Results for the year ended 31 December 2006

London, UK, 19 April 2007: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the specialty pharmaceutical and healthcare company, is pleased to announce its preliminary results for the year ended 31 December, 2006.

Financial Highlights

•	Revenue increased by 116% to £9.5m (2005: £4.4m)

•	Gross profit increased by 200% to £5.4m (2005: £1.8m)

•	Cash reserves of £6.6m (2005: £6.5m)

¡	Despite significant investment in system and product development

Operational Highlights

•	Acquisition of Dexo S.A., Segix Farma and trading assets of AirPharma

•	Successful integration of acquisitions

•	Placement of Tabwrap™ at Inyx

•	Launch of new proprietary technologies

¡	Solupol™ and EntWrap™

Post Period Highlights

•	Acquisition of DMPL

•	Successful Arab Health Exhibition

•	Various in-licensing and co-promotion arrangements

•	Launch of Meltums™ proprietary technology

Commenting on the results, Richard Trevillion, Chief Executive Officer, said:

“2006 has been an extremely successful and productive year. We have achieved operational profitability for the first time in the Company’s history, significantly expanded our proprietary technologies and made several value enhancing acquisitions. The success of the past 12 months has positioned the Group well for continued growth and the ongoing growth of shareholder value.”

For further information:

BioProgress Plc	+ 44 (0) 20 7098 9881
Richard Trevillion, CEO Steve Martin, CDO Hiral Patel, CFO

Buchanan Communications	+ 44 (0) 20 7466 5000
Rebecca Skye Dietrich Mark Court

Chairman’s Review

2006 has been an exceptional year and one of business transformation. BioProgress has become a technology enabled Specialty Pharmaceutical and Healthcare business and reclassification during the year as a healthcare company reflects this. The major acquisitions; Dexo, Segix and Airpharma’s respiratory products have greatly expanded the product base and taken the group into new markets. These have been rapidly assimilated by the business to contribute to fresh organic growth and to create proof of concept opportunities for the Group’s unique technologies. This in turn has stimulated a growing interest by third parties in our technological capabilities. What makes it exceptional is the small, tightly focussed, team that achieved all of this and the short time scale in which it was accomplished.

A team of seasoned professionals is now growing the business and driving it forward as members of the recently established operational board. The competencies of the main board have also been expanded with the addition of Steve Martin and Hiral Patel as executive directors and Dr Jim Murray, the co-founder of Shire Pharmaceuticals, as a non-executive director. The Group has within it, and on its advisory panels, outstanding, dedicated and committed individuals. We have a team and collegiate culture that ensures that our output is greater than the sum of its individual parts. This, in large measure, is what has enabled the business to move forward so quickly from its industrial technology past to the present dynamic and vibrant business. It is a critical capability that will take us on the next stages of our vision.

The business now has multiple revenue streams, from product sales, milestone payments and third party partner payments and contract revenues. These revenue streams are derived from classic cost reduction and price revisions of bread and butter generics through to the development of novel branded generics using our unique technologies. We have seen examples of these this year; achieved in record times from concept to market. The broad area of supportive care has been identified as one where we can use our special expertise to make life easier for patients, carers and professionals with novel medication and devices. These solutions extend across therapeutic classes. As we enter new international markets there is great opportunity to introduce products that are successful elsewhere in the group. Our business base extends across medical devices, over the counter medicines (OTC) and prescription medicines. Once again there are opportunities to develop these segments in each of our operating geographies. Last, but by no means least, is our ability to work with third parties to help them better exploit their intellectual property utilising BioProgress’s proprietary technologies.

Over the next year I anticipate significant organic growth from our multiple revenue streams as we step up commercialisation. There will also be a further filling of gaps in our product families, therapeutic classes, segments and markets. We shall also begin to see a steady stream of innovative and novel products emerging from our development pipeline. This will firmly establish our proprietary development as another of the Group’s key competencies as well as increasing revenue opportunity. Some early fruits from our third party collaborations are also anticipated. The Group will continue to maintain tight control over its costs relative to its expansion.

I should like to extend my special thanks to Richard Trevillion and his team who have worked incredibly hard over the last year to create the platform from which we will strive to create sustainable and substantial shareholder value during 2007.

Anthony Knight

Non-Executive Chairman

Chief Executive’s Review

As a preamble to my review of 2006 I and my colleagues would like to welcome Anthony (Tony) Knight to the role of non-executive Chairman and to thank Peter Ibbetson for his contribution in this role over the past 18 months. It is testament to the strength of our board that we have been able to change roles in a flexible manner maximising strengths as the Company’s dynamic growth continues whilst at the same time also ensuring continuity and balance. Tony’s network and experience within the pharmaceutical sector will be of great value to BioProgress as the Company increases its profile in key markets.

2006 has been a tremendous year of achievement for BioProgress. The Group has been transformed from a business operating with large amounts of committed capital expenditure and very high losses to having six commercialised systems (two of which are new developments) and 48 products distributed across its US and EU network. For the first time in the Company’s history BioProgress is profitable at an adjusted operating profit level. This colossal achievement is attributed to a highly focused group of key employees whose commitment and dedication to the Company has enabled the creation of the success story BioProgress now represents. That is as an emerging specialty pharmaceutical and healthcare group. It is also worth noting for the first time in recent history the Company is litigation and partner dispute free.

I will present my report in the following sections:

•	Financial;

•	Operational; and

•	Future developments and growth drivers.

Financial

The Group’s finance capability is now fully integrated across the Group’s operations and led by Hiral Patel. Hiral joined BioProgress from Grant Thornton, the Company’s former auditors. Hiral’s tireless assistance prior to his joining made the transition of the new team quite natural for the Group and has facilitated a major acceleration of Company performance at all levels as resource has been released to focus on the rapid expansion initiatives within the Company.

Financially the results for 2006 stand out in stark contrast to previous years. Revenues were more balanced than previous financial periods being made up of product sales, some milestone and other partner payments and contract revenues. The highlights for the year were as follows:

•	Sales of £9.5 million;

•	Cash reserves of £6.6 million;

•	Significant investment in systems, people and product development;

•	Adjusted operating profit of £0.1m; and

•	Adjusted profit after taxation of £507k.

During the year the Group expanded its portfolio of enabling systems, fast-tracked the creation of a product development programme and continued the infrastructure build up of cGMP facilities in both the UK and the US. All of these initiatives required significant investment necessary for the future growth and expansion of the Company. The developments have also required an increased yet measured growth in employee numbers across the business. Senior hires have been necessary to manage the sales and marketing infrastructure and to staff the new product development and formulation team. Support functions have also been built upon as the Company’s operations have expanded. All of these functions are now integrated across the Group’s infrastructure.

Cash at year end remained strong in parallel with the investment programme. This was achieved due to the robust growth of the pharmaceutical sales and marketing division and the various line extension launches achieved during the trading year.

Operational

Operationally 2006 was a transformational year. The business for the first time was managed on an integrated basis and directed by consumer focused market driven criteria. The Group’s first acquisition, Dexo S.A. whose brand name now forms the international pharmaceutical sales and marketing division with operations in the UK, France, Italy and the US was the catalyst behind this change. All underlying technology development and manufacturing has been integrated within a market based approach which from a strategic perspective has been the most dramatic change within the Group. This synergistic approach enables the Company to draw on the necessary skills and intellectual property (IP) from the Group which is demonstrated by the accelerated line extension developments launched during the period. In total six new products were created in 2006 and a further four in the first quarter of 2007.

During 2006, BioProgress continued the renegotiation of key contracts commenced in 2005. The Company with its partner, FMC Magenta completed a restructuring which now better reflects the refocused NRobe™ commercialisation strategy. Of particular note in these new arrangements is a significant decrease in capital expenditure requirements and with a significant increase in the amount of total and net income received over the remaining life of the patent. In addition, BioProgress now enjoys an ongoing relationship with FMC, including the developments of products for BioProgress’s Dexo division.

Although operationally the Group integrates all development from a market led perspective it is helpful to separate certain developments to highlight key successes of 2006 and drivers for the proceeding financial years.

•

Enabling systems – All of the Group’s IP has undergone significant investment and strategic change. The fundamental theme of this change has been from broad industrial platforms to enabling drug delivery systems/solutions (DDS). TabWrap™ for example, although elegant, was historically limited in its functionality offering an alternative to gelatine coating: a highly competitive market, limited predominantly to the US OTC market. The redeveloped TabWrap™ system which can also be enteric coated – EntWrap—is now a complete drug delivery system enabling rapid or controlled dissolution and possessing added advantages of integral anti counterfeiting and tracking capabilities. Rather than a cost addition, therefore, TabWrap™ is an integral total product solution moving BioProgress’ systems up the value chain. Such is the strength of the solution BioProgress is now working with multiple partners and have taken a number of such products through pre scale up stability. It is expected that the first production of these enabled products, the system for which is now placed with our partner Inyx (a fully FDA and EU compliant manufacturing facility) will take place this year.

The Group has not only applied this strategic focus to all historic platforms but used the base IP to create new DDS’s. SoluPol was launched earlier in the year leveraging from the Group’s expertise in cellulose polymers in liquid form and EntWrap (novel enteric coating films) was created from developments during the period. Both these have not only been applied to the Group’s own product development initiatives but also attracted partnerships from global pharmaceutical companies. It is expected that products from these developments will be submitted to the regulatory authorities in 2007 in parallel with the Company’s continuing partnership program.

The recurring theme of the enabling systems which is relevant to the product development programme is the focus on the ultimate consumer, that is the patient. The Company’s DDS assets allow a more patient friendly administration by enabling the oral intake of medicines where this had previously been either problematic or impossible and ensuring compliance with required dosing regimes. These capabilities are key differentiators and create solutions to the most significant issues facing the global pharmaceutical industry today.

•

Product development and formulation – This has been a new creation within the Group spearheaded by Steve Martin, BioProgress’s Chief Development Officer. Market driven screening of over 1,000 products and available systems highlighted significant gaps in the market. This is from an available product perspective as well as technology inadequacies within current commercialised pharmaceutical manufacturing systems. The core enabling technologies combined with product development initiatives have demonstrated the uniqueness of our patented technologies in enabling specific solutions to current formulation difficulties. By targeting known problems and requirements within the industry, BioProgress is able to achieve rapid screening methods to achieve its commercial targets. The Company has in excess of 30 patent protected product developments in various stages all of which carry significantly reduced regulatory risk when compared with traditional drug development programmes. The team use existing molecules as the base and combine the unique IP and formulation expertise now within the Group. In addition, BioProgress’s XGEL™ technology is categorised as GRAS (Generally Regarded As Safe), which coupled with the fact that the developments use known active products, greatly reduces the time to market. A new chemical drug can take between 8 and 12 years before it comes to market. BioProgress on the other hand develops products that will come to market within a time frame as short as 6 months.

The creation of this experienced team has required substantial investment which has been necessary to create innovative product initiatives such as the nicotine replacement SoluleavesTM product, the GI SoluPol system and the various CNS and pain management product programmes. BioProgress has also invested in an experienced regulatory team specially skilled in shortening regulatory pathways and converting prescription medicines into OTC forms. We expect this to be a significant driver of value and revenues in 2007 and beyond as these initiatives move into commercial marketing.

•

Partner programmes – Again the emphasis has changed in 2006 from licensing platforms to product arrangements. This has a number of implications; first the number of partner programmes has increased and second the Group receive not just royalties for use of film but royalties for material use, product sales and system applications. Importantly also the Group retains the rights to use its own DDS IP for its own products which it has the option to either partner or market in its own right. This flexibility will maximise shareholder value and again we anticipate will be a significant value driver in the future.

A number of new developments have been completed with both existing and new commercial partners across the Group’s range of enabling DDS suites. We expect revenue from those activities to grow throughout 2007 and beyond. These developments have also involved the new product development and formulation group and is again coordinated by Steve Martin.

Future Developments and growth drivers

In keeping with the momentum created in 2006, 2007 has started extremely well. Organic growth has maintained its pace and partner programmes have progressed faster than anticipated.

The Group intend to maintain the levels of investment commenced in 2006 in product and system development in parallel with expanding its sales and marketing infrastructure. In particular the more rapid development of OTC products will provide a point of focus from a number of perspectives:

•

Switching products from prescription only to branded consumer medicines is now a core competency of the Group and increasingly requested by partners seeking defence from generic alternatives to prescription only medicines.

•

Proprietary OTC product developments which can potentially achieve rapid market penetration. A number of such programmes are in development and have created considerable interest as highly differentiated and protected consumer friendly products.

•	Creation of a separate OTC sales and marketing infrastructure capability will become necessary as the Group expands this element and product development programmes reach full marketing.

The Group is continuing to adapt its core technologies to meet its partner’s expectations. These technical advances will allow greater protection and commercial opportunities for a wider global pharmaceutical and healthcare customer base.

In addition to the above, a number of partner programmes are forecast to reach the marketing phase in 2007. We therefore anticipate a strong increase in both organic, partner and development revenues in the current financial year.

Post Period developments

The first quarter of 2007 has exhibited the same pace of growth as that built up during 2006. Worthy of particular note are the following:

•

In-licensing – The Group have completed a number of in-licensing deals in both the OTC and ethical market sectors. This development is important in a number of respects; first it demonstrates the strength others see in the capabilities of BioProgress and second the products either complement the Company’s own niche offerings e.g. slimming and slimming maintenance (‘SlimThru’ from Melbrosin) or add a synergistic dimension to the portfolio. In addition the in-licensing of OradiscTM from Uluru is complimentary to BioProgress’s patient supportive care franchise. The product will be submitted for regulatory approval by mid-2007 throughout Europe, with revenues being generated from sublicenses in 2007 and from own product launches in 2008.

•

The acquisition of DMPL - Although relatively small in terms of consideration, the DMPL addition is significant in adding the start of an OTC sales and marketing capability to the Group bringing in specialist distribution networks at a time when a number of product development programmes commenced in 2006 are reaching fruition. These will enable the Company to leverage its development programmes direct to the consumer markets.

•

New Systems - The Development Team have launched a new innovative technology, Meltums. Using the Group’s proprietary XGEL™ technology, Meltums is a novel melt in the mouth delivery system which allows the administration of larger amounts of active drug compared with our Soluleaves™ technology. We are able to deliver sustained release products from Meltums, a unique technology and one that can be applied broadly across many therapeutic areas, including ADHD, Alzheimer’s and Parkinson’s Disease. We expect products to be launched from this DDS in the US market during 2008.

•

Global Marketing - The Group has continued to increase its global awareness campaign. Exhibiting at Arab Health in Dubai has led to the Group registering its products within the important Middle Eastern markets with expected additional revenues commencing in 2007.

I would like to end my report with a note of thanks to the individuals within the Group who have made the remarkable achievements of 2006 possible. The success of the past 18 months have positioned the Group well for continued growth and the board as a consequence view the current financial year with optimism.

Richard Trevillion

Chief Executive Officer

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2006

		2006	2005
	Notes	£’000	£’000 (restated)
Turnover
Restructured operations		1,806	4,429
Acquisitions		7,661	—

		9,467	4,429

Cost of sales		(4,041)	(2,658)

Gross profit		5,426	1,771

Sales and distribution expenses		(2,280)	—
Administrative expenses		(6,100)	(11,655)

Operating profit/(loss) before amortisation and depreciation, share based payments and exceptional items		89	(8,240)
Amortisation and depreciation		(1,510)	(1,245)
Share based payments		(694)	(399)
Exceptional items relating to claims and restructuring		(839)	—

Operating (loss)/profit
Restructured operations		(3,941)	(9,884)
Acquisitions		987	—

		(2,954)	(9,884)

Exceptional gain on redemption of convertible bond		—	544
Interest receivable and similar income		213	434
Interest payable and similar charges		(37)	(163)

		176	815

Loss on ordinary activities before taxation		(2,778)	(9,069)
Tax on loss on ordinary activities		242	—

Loss for the financial year	3	(2,536)	(9,069)

Loss per ordinary share
Basic and Diluted	2	(1.8p )	(7.5p )

AUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2006

		2006	2006	2005	2005
	Notes	£’000	£’000	£’000 (restated)	£’000 (restated)
Fixed assets
Intangible assets		26,709		13,856
Tangible assets		1,496		1,874

			28,205		15,730

Current assets
Stocks		867		453
Debtors		5,066		1,541
Cash at bank and in hand		6,555		6,517

		12,488		8,511

Creditors: amounts falling due within one year		(3,513)		(2,003)

Net current assets			8,975		6,508

Total assets less current liabilities			37,180		22,238
Provision for liabilities and charges			(4,526)		(3,148)

			32,654		19,090

Capital and reserves
Called up share capital		1,558		1,231
Share premium account		46,065		34,251
Profit and loss account		(20,510)		(17,709)
Other reserves		1,317		1,317
Merger reserve		3,173		—
Shares to be issued		1,051		—

Shareholders’ funds	3		32,654		19,090

AUDITED CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

		2006	2005
	Notes	£’000	£’000
Net cash outflow from operating activities	4	(1,109)	(6,687)

Returns on investments and servicing of finance
Interest received		213	434
Interest paid		(37)	(5)

Net cash inflow from returns on investments and servicing of finance		176	429

Taxation		(86)	—

Capital expenditure and financial investment
Purchase of tangible fixed assets		(157)	(269)
Sale of tangible fixed assets		18	—
Purchase of intangible fixed assets		(2,612)	—
Sale of intangible fixed assets		361	—

Net cash outflow from capital expenditure and financial investment		(2,390)	(269)

Acquisitions and disposals
Purchase of subsidiary undertaking		(5,366)	—
Purchase of unincorporated business		(2,332)	—

Net cash outflow from acquisitions and disposals		(7,698)	—

Financing
Issue of shares		12,506	262
Share issue costs		(430)	—
Redemption of convertible bond		—	(1,650)
Repayment of borrowings		(906)	—

Net cash inflow / (outflow) from financing		11,170	(1,388)

Increase/(decrease) in cash	5	63	(7,915)

AUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2006

	2006	2005
	£’000	£’000
		(restated)
Loss for the financial year	(2,536)	(9,069)

Currency differences on foreign currency net investments	(959)	(326)

Total recognised gains and losses for the year	(3,495)	(9,395)

Prior year adjustments	(462)

Total gains and losses recognised since last financial statements	(3,957)

EXTRACTED NOTES FROM THE AUDITED FINANCIAL STATEMENTS

For the year ended 31 December 2006

1	ACCOUNTING POLICIES

Basis of preparation

The principal accounting policies of the Group are set out in the Group’s 2005 annual report and financial statements. The policies have remained unchanged from the previous annual report apart from those detailed below that have been adopted to reflect changes of accounting policies required during the course of the year to comply with new financial reporting statements.

Share Based Payments

The Group operates an equity-settled, share-based compensation plan or option scheme. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted at the grant date. Non-market based vesting conditions are not included in the calculation of the fair value of the options, but are taken into account each year when calculating the number of options likely to be exercised. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Previously share based payments were valued at the difference between the market price of the company’s shares on the date of grant and the exercise price. This value was recognised in the profit and loss account over the vesting period.

The impact of this change in accounting policy has been to charge the profit and loss account for 2006 with £694,000 (2005: £399,000).

2	LOSS PER SHARE

	2006		2005
	£’000		£’000
			(restated)
Basic loss per share
Net loss attributable to ordinary shareholders	(2,536)		(9,069)

	2006 Number Thousands		2005 Number Thousands
Weighted average number of ordinary shares in issue during the period	143,531		121,001

Basic loss per share	(1.8p	)	(7.5p	)

The share options and warrants in issue are anti-dilutive and therefore the basic loss per share and diluted loss per share are the same.

3	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

The group	2006	2005
	£’000	£’000
		(restated)
Loss for the year	(2,536)	(9,069)
Issue of shares	15,314	2,000
Shares to be issued	1,051	—
Share options charge during the year	694	399
Exchange differences	(959)	(326)

Net increase/(decrease) in shareholders’ funds	13,564	(6,996)
Shareholders’ funds at 1 January 2006 (as restated)	19,090	26,086

Shareholders’ funds at 31 December 2006	32,654	19,090

4	NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2006	2005
	£’000	£’000
		(restated)
Operating loss	(2,954)	(9,884)
Depreciation and amortisation	1,761	1,245
Decrease in stocks	450	1,351
(Increase)/decrease in debtors	(1,343)	660
Increase/(decrease) in creditors and provisions	314	(808)
Non cash share issue	—	350
Share based payments	694	399
Exchange rate movements	(31)	—

Net cash outflow from operating activities	(1,109)	(6,687)

5	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2006	2005
	£’000	£’000
Increase/(decrease) in cash in the period	63	(7,915)
Cash outflow from financing	906	1,650
Loans acquired from acquisition of subsidiary undertakings	(962)	—
Non-cash redemption of debt	—	3,067
Foreign exchange	(84)	(15)

Net movement in funds	(77)	(3,213)
Net funds at 1 January 2006	6,517	9,730

Net funds at 31 December 2006	6,440	6,517

6	ANALYSIS OF CHANGES IN NET FUNDS

	At 1 Jan 2006	Cash flow	Acquisition of subsidiary	Foreign exchange	At 31 Dec 2006
	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	6,517	122	—	(84)	6,555
Overdrafts	—	(59)	—	—	(59)

	6,517	63	—	(84)	6,496
Debt	—	906	(962)	—	(56)

	6,517	969	(962)	(84)	6,440

7	POST BALANCE SHEET EVENTS

Acquisition of Diffusion Medicale et Paramedicale Laruelle SARL

On 5 March 2007, the Group acquired the entire share capital of Diffusion Medicale et Paramedicale Laruelle SARL, a private ‘Over-the-counter’ sales and marketing company through its Paris based pharmaceutical division, Dexo BioPharm France SAS. The acquisition value of £251,842 (€376,000) has been satisfied in cash.

8	PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out above does not constitute the company’s statutory accounts for the years ended 31 December 2006 or 2005 but is derived from those accounts. Statutory accounts for 2005 have been delivered to the Registrar of Companies, and those for 2006 will be delivered in due course. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.